ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 September 2003

03032272

03 SEP 26 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 9/29

Lodgement with Australian Stock Exchange:
18 September 2003 - ASX Announcement & Media Release (Confirmation of Issue of Options & Top 20)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 September 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

CONFIRMATION OF ISSUE OF 31 JULY 2005 OPTIONS AND TOP 20

The company confirms the allotment today of 43,627,224 options (expiring 31 July 2005) pursuant to a prospectus dated 5 August 2003. Holding statements have been mailed to allottees.

Following the allotment the total number of 31 July 2005 options on issue is 79,470,483.

Details of the Top 20 July 2005 Option holders including the above allotment are attached.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

First Australian Resources Limited Top Spread Report: 31 July 2005 Options

SPREAD OF HOLDINGS		NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUED CAPITAL
1 -	1,000	1,099	426,751	0.536 %
1,001 -	5,000	666	1,827,599	2.299 %
5,001 -	10,000	201	1,589,019	1.999 %
10,001 -	100,000	302	11,858,887	14.922 %
100,001 -	99999999999	133	63,768,227	80.241 %
	TOTAL	**2,401**	**79,470,483**	**100 %**

CURRENT STATUS

OPTIONHOLDER	NUMBER OF UNITS	% OF TOTAL ISSUED CAPITAL
1. Raymond William Pruser	3,024,056	3.805 %
2. Douglas Financial Consultants	2,207,500	2.777 %
3. Commodity Traders (NZ) Ltd	2,052,509	2.582 %
4. Bruce Birnie Pty Ltd	2,007,706	2.526 %
5. KatarinaCorporation Pty Ltd	1,800,000	2.264 %
6. Solomon Fiduciary Nominees Pty Ltd	1,800,000	2.264 %
7. Julie Ann Grigor	1,757,842	2.211 %
8. Hubert Jaminon and Christine Alcock	1,500,000	1.887 %
9. Bushy Lane Projects Pty Ltd	1,467,483	1.846 %
10. Berne No 132 Nominees Pty Ltd	1,300,000	1.635 %
11. Annie Li	1,226,845	1.543 %
12. Berennes Nominees Pty Ltd	1,219,780	1.534 %
13. Goffacan Pty Ltd	1,205,000	1.516 %
14. Yelrif Investments Pty Limited	1,194,035	1.502 %
15. Beira Pty Limited	1,186,150	1.492 %
16. Planmoor Investments Pty Ltd	1,127,829	1.419 %
17. Myong Sun Campbell	1,105,800	1.391 %
18. Yatesbury Pty Ltd	1,064,046	1.338 %
19. Paul Sutton	1,033,456	1.300 %
20. Catherine Louise Mayer	1,001,201	1.259 %
TOTAL	**30,281,238**	**38.087 %**